Announcement








                  Company J.P. Morgan Securities Ld(EMM)
                  TIDMTTP
                  Headline EMM Disclosure
                  Released 14:11 27 Feb 2003
                  Number 0759I






FORM 38.5 (SUMMARY)

Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.


CONNECTED EXEMPT MARKET-MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Name of EMM  J.P. Morgan Securities Ltd
Date of disclosure 27th February 2003
Contact name Mukesh Halai
Telephone number 020 7325 9925

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:



AMENDMENT
If the attached Rule 38.5 disclosure is to amend a previous disclosure, please state which element (s) of previous disclosure was incorrect:

In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.



For full details of disclosure requirements see Rules 8 and 38 of the code. If in doubt contact the Monitoring Section of the Panel, Tel. No: 020 7638 0129




CONNECTED EXEMPT MARKET-MAKERS;
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS


Dealing in Oxford Glycosciences plc....(name of company)
Class of security Ordinary Shares
Date of disclosure 27th February 2003
Date of dealing 26th February 2003..
Name of EMM J.P. Morgan Securities Ltd
Name of offeree/offeror with whom connected Oxford Glycosciences plc

Total number of securities purchased 28,376
Highest price paid* 1.85 GBP
Lowest price paid* 1.85 GBP

Total number of securities sold 28,376
Highest price received* 1.85 GBP
Lowest price received* 1.85 GBP

* Currency must be stated



END